

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 6, 2016

Amit Dror
Chief Executive Officer
Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona
7403635 Israel

> **Re:** **Nano Dimension Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 11, 2016**
> **CIK No. 0001643303**

Dear Mr. Dror:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   In your next amendment, please revise to name the lead underwriters or advise. Please note that we may defer further review of the filing until the lead underwriters are named.

Graphics

2.   You indicate in your prospectus that your Dragonfly 3D printer is currently in development. Please tell us whether the images of the DragonFly 2020 3D Printer in your document represent an existing production model. If the images do not represent the actual product to be manufactured and sold by you, please provide clarifying disclosures or captions.

Use of Proceeds, page 22

3.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales force, scale up your ink production facility, produce your DragonFly 2020 3D printer and inks, and develop your next generation products. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 4 of Form F-1 and Item 3.C of Form 20-F.

Business, page 35

4.   Please consider providing your plan of operation or similar disclosure regarding the steps and resources necessary to bring your product to market.

Underwriting, page 76

5.   Further to comment 1 above, please revise to provide the disclosure required by Item 4 of Form F-1 and Item 9.B of Form 20-F, including a description of the material terms of your underwriting agreement.

Recent Sales of Unregistered Securities, page II-2

6.   Please update this section through the most recent practicable date. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K. It appears from your disclosures on page F-29 that there were issuances of unregistered securities on January 27, 2016 that are not disclosed in this section.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any questions.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel
                                                Office of Information
                                                Technologies and Services

cc: Oded Har-Even, Esq.
        Zysman, Aharoni, Gayer and
        Sullivan & Worcester LLP